

August 31, 2012

Via E-mail
James H. Bathon
Chief Legal Officer
Banco Santander, S.A.
45 E. 53rd Street
New York, NY 10022

Re: **Santander Mexico Financial Group, S.A.B. de C.V.**
Amendment No. 1 to Registration Statement on Form F-1
Filed August 30, 2012
File No. 333-183409

Dear Mr. Bathon:

We have reviewed your amendment and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Risk Factors, page 24

The volatility in peso exchange rates and interest rates in Mexico…, page 27

1.   We refer to your disclosure on pages 28 and 40 that the peso, relative to the U.S. dollar, appreciated by 3.9% during the first six months of 2012. We also note that the peso recently has depreciated relative to the dollar, due to certain macroeconomic conditions in Europe and in the United States. Please revise your disclosure accordingly.

Credit, market and liquidity risk may have an adverse effect on our credit rating…, page 32

2.   We note your revised disclosure that you expect to conduct an international debt offering during 2012. Please refer to prior comment 40 of our letter dated July 5, 2012 and expand your risk factor disclosure to clarify the extent to which downgrades of Spain's sovereign debt and Banco Santander Spain's debt could adversely impact your funding costs, including, to the extent practicable, quantitative information demonstrating how such downgrades would impact your funding costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 72

Net Interest Income, page 78

3.   Refer to your response to prior comment 8 of our letter dated August 24, 2012, and your revised disclosure beginning on page 80. You disclose that with respect to your "SuperCasa with Contingent Fund" and "SuperRecompensa" mortgage products, you deduct the full amount of any forgiven installment payment from interest income in the accounting period in which the installment payment was due, while reducing the principal amount of the applicable mortgage loan by the amount of the principal portion of the installment payment forgiven. You go on to state that you do not use estimates in connection with determining the impact on the yield of such forgiven payments as their impact is direct. Based on the guidance in paragraph 30 of IAS 18 and paragraphs AG5-AG8 of IAS 39 it appears that your expectations, based on historical experience regarding your borrowers' utilization of these payment forgiveness programs, should be incorporated into your effective interest rate on these loans as of origination and adjusted, as appropriate, over the lives of the loans instead of simply recognizing the amount at the time the payment is forgiven. Therefore, please provide us with the impact of incorporating these payment forgiveness programs into the effective yield on these loans for the periods presented, including the impact to interest income. To the extent that you determine the impact is immaterial, please state that fact, and acknowledge that you will monitor the materiality of this matter in future periods.

Provisions (Net), page 90

4.   Refer to your response to prior comments 9 and 12 of our letter dated August 24, 2012, and please revise your disclosure to address the following:

   • Your disclosure on page 90 indicates that the classification between performing and non-performing loans has a residual impact on the severity of the allowance for loan losses model for lines of credit but not on the probability of default of this model. Given that you use a roll rate methodology, as discussed on page F-81, in order to estimate probable losses on your lines of credit, and payment/delinquency status is typically an integral part of a roll rate methodology, please tell us why the classification between performing and non-performing loans does not have an impact on your probability of default assumption derived from the roll rate methodology.

- Address how the classification between performing and non-performing loans has a residual impact on your loss severity assumption for lines of credit.

- Disclose whether the underwriting standards for your undrawn credit card lines are consistent with your credit card underwriting standards. If so, disclose why the probability of default assumptions would not be similar given the same underwriting criteria.

- Clarify whether the undrawn credit lines closed during 2011 and 2012 (due to inactivity) included any customers who had an outstanding credit card receivable balance at the time of the closing, or whether you closed the credit card lines for those customers who had not used the credit card at all for a period of time.

- Clarify your policy for closing undrawn credit lines for borrowers who become delinquent on their credit card accounts. For example, after a period of time, do you close their ability to access undrawn credit lines?

Index to Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-54

12. Loans and advances to customers, page F-101

e) Renegotiated loans, page F-105

5.   Refer to your response to prior comment 16 of our letter dated August 24, 2012, and please revise your disclosure to address the following:

- On page 199, discuss the reasons that your renegotiated loans have decreased from 10% as of December 31, 2010 to 4.3% as of June 30, 2012. Specifically, address the amount of the downward trend that is due to each significant factor, including payments on the renegotiated loans, write offs, and removal from renegotiated status.

- On page 199, your disclosure in footnotes 1 – 4 indicate that you have excluded your two largest renegotiated loans in 2011 from the rates disclosed in the tabular disclosure. However, it appears that you have included those two large renegotiated loans, and therefore, the success rates have been skewed due to the fact that these large renegotiated loans are performing as of June 30, 2012. If true, revise your disclosure to more clearly state that the table includes the two large renegotiated loans, and the adjusted rates within the footnotes exclude the two large renegotiated loans. Similarly, disclose adjusted success rates within a footnote to the table to reflect the impact of these two large renegotiated loans in 2011.

- We note your disclosure on page 199 that your provisions are estimated based on the probability of default of the total portfolio and not on the probability of default of any specific segment of the portfolio. Please clarify whether this means you do not have a separate pool for renegotiated consumer loans for purposes of determining the allowance for this category of loans. If you do not separately assess renegotiated consumer loans for purposes of determining the allowance, please tell us how you consider the separate default statistics for this category of loans, and tell us how you believe your policy complies with the guidance in paragraph AG 87 of IAS 39.

- We note your disclosure that the impact of success rates in the calculation of the probability of default for the portfolio is immaterial because restructured consumer loans only make up 4.3% of the portfolio as of June 30, 2012. Please tell us whether the impact was material as of December 31, 2010 or 2011 when restructured consumer loans made up 10% and 6% of total consumer loans, respectively.

Liquidity and Capital Resources, page 110

Liquidity Management, page 111

6.   Please expand your disclosure to explain the purpose of the debt offering planned for 2012 as it relates to your overall liquidity and funding management. Please also include a description of the debt offering and its purpose in the summary of the prospectus.

Business, page 129

Market Position of Grupo Financiero Santander Mexico, page 168

7.   We note that you have referenced CNBV as the source for the tabular information presented on pages 169 through 182. Please revise your disclosure to clarify, where appropriate, that the information presented represents your own calculations, based on CNBV data (e.g., the tabular information presented for cost of risk, return on average assets, etc.).

8.   Please also provide clarifying disclosure to the extent that your actual calculations differ from the descriptions provided in your prospectus. For example, with respect to return on average equity as of June 30, 2012 on page 169, it appears that in addition to annualizing the net income figure for June 30, 2012, you have used an average of shareholders' equity as of December 31, 2011 and June 30, 2012. Please revise your footnote disclosure accordingly.

You may contact Staci Shannon at (202) 551-3374 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant